SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano
Ener1 Group, Inc.
1540 Broadway, Suite 25C
New York, New York  10036
(212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 29267A203

1.	Names of reporting person: Boris Zingarevich
2.	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions):
Number of Shares Beneficially Owned by each reporting person with:	5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
	6.	Citizenship or place of organization: Russia
	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 111,308,673(1)(2)
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 111,308,673(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,308,673(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 57.2%(3)
14.	Type of Reporting Person: IN

CUSIP No 29267A203

1.	Names of reporting person: Ener1 Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions):
Number of Shares Beneficially Owned by each reporting person with:	5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
	6.	Citizenship or place of organization: Florida
	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 94,534,401(1)
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 94,534,401(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 94,534,401(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 50.3%(3)
14.	Type of Reporting Person: CO

CUSIP No 29267A203

1.	Names of reporting person: Bzinfin S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions):
Number of Shares Beneficially Owned by each reporting person with:	5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
	6.	Citizenship or place of organization: British Virgin Islands
	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 111,308,673(2)
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 111,308,673(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,308,673(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 57.2%(3)
14.	Type of Reporting Person: CO

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 6 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons and as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 6.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 5 and 6 of the Statement are hereby amended to the extent hereinafter expressly set forth.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) and (b) and amended as to paragraph (c) to add the following information:

(a)           (1)           BZ
Number of shares:  111,308,673(1)(2)
Percentage of shares:  57.2%(3)

(2)           Ener1 Group
Number of shares:  94,534,401(1)
Percentage of shares:  50.3%(3)

(3)           Bzinfin
Number of shares:  111,308,673(2)
Percentage of shares:  57.2%(3)

(b)           (1)           BZ
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  111,308,673(1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  111,308,673(1)(2)

(2)           Ener1 Group
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  94,534,401(1)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  94,534,401(1)

(3)           Bzinfin
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  111,308,673(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  111,308,673(2)

(c)
On February 8, 2011, Bzinfin transferred 3,500,000 shares of Common Stock to Fresh Start Trading Limited ("FSTL") as security for a loan in the principal amount of $6,615,000 extended by FSTL to Bzinfin in a transaction commonly referred to as a REPO transaction (the "Loan").  The Loan will mature on March 22, 2011, at which time the 3,500,000 shares of Common Stock will be returned to Bzinfin upon payment of the loan amount. Because Bzinfin has the right to acquire these shares within 60 days, Bzinfin continues to be deemed the beneficial owner of such shares.

On December 16, 2010,  the warrants acquired by Ener1 Group from the Company on June 8, 2010, September 21, 2010, October 1, 2010 and October 5, 2010 to purchase up to an aggregate of 10,890,834 shares of Common Stock at exercise prices of $3.48 per share for 3,000,000 shares, $4.40 per share for 5,000,000 shares, $3.53 per share for  910,000 shares, $4.46 for 1,516,670 shares, $3.78 per share for 174,062 shares and $4.79 per share for 290,102 shares became exercisable and transferable as result of their issuances being approved by a majority-in-interest of the Company’s shareholders at the Company’s 2010 annual  meeting of shareholders held on that date. These warrants are exercisable until December 16, 2015.  Copies of these warrants are filed as Exhibits 99.5, 99.6, 99.50, 99.51, 99.53 and 99.54 to the Statement.

On December 7, 2010, Ener1 Group sold to Bzinfin 952,299 shares of Common Stock at a price of $3.81 per share.

Other than as reported in this Item 5(c), none of the Reporting Persons has engaged in any transactions in the shares of Common Stock since filing Amendment No. 5 to the Statement on October 12, 2010.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended to add the following information:

Reference is made to the Loan described in Item 5(c) above.

__________________________
Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 23,879,971 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 6,721,063 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 94,534,401 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,042,707 of such 94,534,401 shares of Common Stock, as the 72,042,707  shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,042,707 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 164,126,061 outstanding shares of Common Stock as of February 4, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

Date: February 22, 2011	By:	/s/ Boris Zingarevich
Boris Zingarevich

ENER1 GROUP, INC.

Date: February 22, 2011	By:	/s/ Anthony Castano
Anthony Castano
Chief Financial Officer

BZINFIN S.A.

Date: February 22, 2011	By:	/s/ Patrick T. Bittel
Patrick T. Bittel, Attorney-in-Fact